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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*


LIGHTSCAPE TECHNOLOGIES INC.
(Name of Issuer)

Common Shares, par value $0.001
(Title of Class of Securities)

53227B 101
(CUSIP Number)


August 20, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	?	Rule 13d-1(b)

	?	Rule 13d-1(c)

	?	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No. 53227B 101




	1.	Names of Reporting Persons  INVESTEC BANK (UK) LIMITED
		I.R.S. Identification Nos. of above persons (entities only).



	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)

		(b)


	3.	SEC Use Only


	4.	Citizenship or Place of Organization  UNITED KINGDOM

Number of	5.  Sole Voting Power
Shares
Beneficially 	6.  Shared Voting Power  0
Owned by Each
Reporting	7.  Sole Dispositive Power
Person With:
		8.  Shared Dispositive Power 0

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

	11.	Percent of Class Represented by Amount in Row (9) 0.00%

	12. 	Type of Reporting Person (See Instructions) CO

















CUSIP No. 53227B 101




	1.	Names of Reporting Persons  INVESTEC PLC
		I.R.S. Identification Nos. of above persons (entities only).



	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)

		(b)


	3.	SEC Use Only


	4.	Citizenship or Place of Organization  UNITED KINGDOM

Number of	5.  Sole Voting Power
Shares
Beneficially 	6.  Shared Voting Power  0
Owned by Each
Reporting	7.  Sole Dispositive Power
Person With:
		8.  Shared Dispositive Power 0

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

	11.	Percent of Class Represented by Amount in Row (9) 0.00%

	12. 	Type of Reporting Person (See Instructions) CO

















CUSIP No. 53227B 101

Item 1.
(a)
Name of Issuer
 LIGHTSCAPE TECHNOLOGIES INC.
(b)
Address of Issuer's Principal Executive Offices

3/F., 80 GLOUCESTER ROAD

WANCHAI, HONG KONG


Item 2.
(a)
Name of Persons Filing
This Schedule is filed on behalf of each of the following persons
(each a "Reporting Person"):
INVESTEC BANK (UK) LIMITED
INVESTEC PLC

(b)
Address of Principal Business Office or, if none, Residence
The address of the Principal Business Office of each Reporting Person is:

2 GRESHAM STREET
LONDON EC2V 7QP
UNITED KINGDOM

(c)
Citizenship
Each Reporting Person is organized under the laws of:
UNITED KINGDOM

(d)
Title of Class of Securities
COMMON SHARES, PAR VALUE $0.001 (the "Common Shares")

(e)
CUSIP Number

53227B 101
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:
(a)
?
Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o);
(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c);
(d)
?
Investment company registered under section 8 of the Investment
Company Act of 1940  (15 U.S.C 80a-8);
(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)
?
A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE
Item 4.	Ownership
(a)
Amount beneficially owned: Following redemption of the Redeemable Convertible Notes due 31 December 2009 with a nominal value of $100,000 each Investec Bank (UK) Limited, a wholly-owned subsidiary of Investec plc, no longer has an interest in any Lightscape Technologies Inc shares.
(b)
Percent of class:  0.00% for each Reporting Person.
(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote _________.

(ii)
Shared power to vote or to direct the vote 0 for each Reporting Person.

(iii)
Sole power to dispose or to direct the disposition of
_________.

(iv)
Shared power to dispose or to direct the disposition of
0 for each Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.
NOT APPLICABLE
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE
Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company
NOT APPLICABLE
Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group
NOT APPLICABLE
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 3, 2007
INVESTEC BANK (UK) LIMITED
	By: Bradley Fried
Name:
Title: Director


	By: David Miller
Name:
Title: Secretary


INVESTEC PLC
	By: Alan Tapnack
Name:
Title: Director


	By: David Miller
Name:
Title: Secretary






Exhibit 1

AGREEMENT


	Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the Common Shares of Lightscape Technologies Inc.

	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

	EXECUTED this 3rd day of August, 2007.





INVESTEC BANK (UK) LIMITED
By: Bradley Fried
  Name:
  Title: Director

By: David Miller
Name:
Title: Secretary


INVESTEC PLC
By: Stephen Koseff
  Name:
  Title: Director

By: David Miller
Name:
Title: Secretary






Page 2 of 8 pages
SEC 1745 (3-06)
1-NY/2151384.1
Page 1 of 8 pages
SEC 1745 (3-06)
1-NY/2151384.1